BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

January 18, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

This letter is to respond to comments we received on December 23, 2010 from Mr. Brick Barrientos of the Securities and Exchange Commission (the “Commission”) regarding the preliminary letter to shareholders, overview of proxy statement, notice of special meeting, proxy statement, exhibit and proxy card (collectively, the “Proxy Statement”) filed by Green Century Funds (the “Registrant”) with respect to its series Green Century Equity Fund (the “Fund”) on December 17, 2010.

Below are the Staff’s comments regarding the Proxy Statement and the Registrant’s responses thereto:

1.	Overview of Proxy Statement.

Comment:	The Staff requested that the Registrant move to the first page of the overview of proxy statement the question and answer explaining why the investment subadvisory agreement with Mellon Capital Management was terminated and how Northern Trust became the Fund’s subadviser.

Response:	The Registrant has made the requested change.

2.	Proxy Statement—Evaluation by the Board of Trustees—Investment Performance

Comment:	Pursuant to Item 22(c)(11)(i) of Schedule 14A, the Staff requested that the Registrant indicate in the discussion whether the Trustees relied upon a comparison of the performance of other portfolios managed by Northern Trust to the performance of other funds with similar investment objectives and strategies in determining to recommend that shareholders approve the investment subadvisory agreement with Northern Trust, and how such comparison assisted the Trustees in making their determination.

Response:	The Registrant has added disclosure to address the Staff’s request.

3.	Proxy Statement—Evaluation by the Board of Trustees—Costs of Services to be Provided and Profitability.

Comment:	Pursuant to Item 22(c)(11)(i) of Schedule 14A, the Staff requested that the Registrant indicate in the discussion whether the Trustees relied upon a comparison of the proposed subadvisory fee to be paid to Northern Trust to the fees paid by other mutual funds with similar investment objectives and strategies to those of the Fund, including other funds advised by Northern Trust, in determining to recommend that shareholders approve the investment subadvisory agreement with Northern Trust, and how such comparison assisted the Trustees in making their determination.

Response:	The Registrant notes that the Proxy Statement currently includes disclosure regarding the Trustees’ consideration of the proposed subadvisory fees to be paid to Northern Trust as compared to the subadvisory fees paid by other mutual funds with similar investment objectives and strategies to those of the Fund, and how such comparison assisted the Trustees in making their determination. The Registrant has added disclosure regarding the Trustees’ consideration of the proposed subadvisory fees to be paid to Northern Trust as compared to the fees paid by other mutual funds advised by Northern Trust with similar investment objectives and strategies to those of the Fund.

We hope that this letter addresses your comments with respect to the Registrant’s preliminary Proxy Statement. Please note that attached is a letter from the Registrant to the Commission that includes certain “Tandy” acknowledgments. If you should have any further questions, please do not hesitate to contact the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

Jeremy Kantrowitz

Green Century Funds

114 State Street

Boston, MA 02109

January 18, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary letter to shareholders, overview of proxy statement, notice of special meeting, proxy statement, exhibit and proxy card (collectively, the “Proxy Statement”) filed by Green Century Funds (the “Registrant”) with respect to its series Green Century Equity Fund on December 17, 2010, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Green Century Funds

By:	/s/ Kristina Curtis
Name: Kristina Curtis Title: President